Exhibit 10.1
Execution Copy

KADANT INC.

RESTORATION PLAN

March 10, 2011

TABLE OF CONTENTS

Article 1

PURPOSE AND INTENT

Kadant Inc. (the "Company") maintains this Restoration Plan (the "Plan") to provide supplemental retirement benefits which cannot be provided under the Kadant Web Systems, Inc. Retirement Plan (the "Qualified Plan") and to thereby retain and motivate the Company's eligible senior executives. The Plan is intended to be "a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees" within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and shall be interpreted and administered in a manner consistent therewith.

This Plan is intended to provide for deferred compensation that is subject to and compliant with the requirements of section 409A of the Code and the guidance issue pursuant thereto. The Plan shall be administered and interpreted to the extent possible in a manner consistent with that intent.

Article 2

DEFINITIONS

Whenever used herein, unless the context clearly indicates otherwise, the following words and phrases shall have the meanings herein specified, and the following definitions shall be equally applicable to both the singular and plural forms of any of the terms herein defined. The masculine pronoun whenever used herein shall include the feminine and neuter genders and the singular number as used herein shall include the plural, and the plural the singular, unless the context clearly indicates a different meaning. Terms not otherwise defined herein shall have the meaning ascribed to them in the Qualified Plan.

2.1 **Actuarial Equivalent** is determined using the assumptions set forth in the Qualified Plan for purposes of determining the lump sum present value of an accrued benefit.

2.2 **Change in Control** means an event or occurrence set forth in any one or more of subsections (a) through (d) below (including an event or occurrence that constitutes a Change in Control under one of such subsections but is specifically exempted from another such subsection):

    a. the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d 3 promulgated under the Exchange Act) 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company, (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iii) any acquisition by any corporation pursuant to a transaction which complies with clauses (i) and (ii) of subsection (c) of this Section 2.2; or

    b. such time as the Continuing Directors (as defined below) do not constitute a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term "Continuing Director" means at any date a member of the Board (i) who was a member of the Board on the date of the execution of this Agreement or (ii) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (ii) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

    c. the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a "Business Combination"), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (i) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 80% of the then outstanding shares of common stock and the combined voting power of the then outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the "Acquiring Corporation") in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively; and (ii) no Person (excluding the Acquiring Corporation or any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 20% or more of the then outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then outstanding securities of such corporation entitled to vote generally in the election of directors; or

    d. approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

2.3 **Committee** means the Compensation Committee of the Board of Directors, or any successor committee charged with responsibility relating to compensation of the Company's executive officers.

2.4 **Company** means Kadant Inc.

2.5 **Disability** means a physical or mental condition entitling a Participant to benefits under the Company's long-term disability plan or which, as determined by the Federal Social Security Administration, renders the Participant eligible to receive disability benefits under Title II of the Federal Social Security Act, as amended from time to time.

2.6 **Effective Date** means March 10, 2011.

2.7 **Employee** means any person employed by the Company or a Participating Employer or a successor in a merger or other reorganization.

2.8 **Employment** means service in the employ of the Company, or a successor in a merger or other reorganization.

2.9 **Executive Officer** means an executive officer of the Company.

2.10 **Participant** means an individual who participates in the Plan in accordance with Article 4.

2.11 **Participating Employer** means Kadant Inc. and any affiliated employer designated as a "participating employer" by the Committee.

2.12 **Plan Benefit** means the benefit payable in accordance with the Plan.

2.13 **Plan Year** means the calendar year.

2.14 **Qualified Plan Benefit** means the annual benefit payable under the Qualified Plan in the form of a single-life annuity at a Participant's Normal Retirement Date or, if later, at the Participant's Separation from Service.

2.15 **Separation from Service** means, with respect to a Participant, the earliest to occur of the following: (i) the date on which the level of bona fide services the Participant is expected to perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than 20 percent of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding 36-month period (or the full period of services to the Company if the Participant has been providing services to the Company less than 36 months); (ii) the date immediately following a 6 month leave of absence, other than for a disability, unless the Participant retains a right to reemployment under an applicable statute or by contract; or (iii) the date immediately following a 29 month leave of absence for a disability, unless otherwise terminated by the Company or the Participant, regardless of whether the employee retains a contractual right to reemployment. "Separation from Service" as defined herein is intended to be interpreted consistently with "Separation from Service" within the meaning of Treas. Reg. § 1.409A-1(h).

2.16 **Specified Employee** mean an employee of the Company or other Participating Employer who, as of the date of the employee's Separation from Service, is a key employee of the Company, meeting the requirements of Code section 416(i)(1)(A)(i), (ii) or (iii) (applied in accordance with the regulations thereunder and disregarding Code section 416(i)(5)) at any time during the 12-month period ending on December 31. If an employee is a key employee as of a December 31, the employee is treated as a key employee hereunder for the twelve-month period commencing the subsequent April 1. In accordance with Code section 416(i)(1)(A), no more than 50 people shall be treated as "officers" within the meaning of Code section 416(i)(1)(A)(i).

2.17 **Total Compensation** means "Compensation" as defined under the Qualified Plan except that Total Compensation shall be determined without respect to the limits of Section 401(a)(17) of the Code.

Article 3

ADMINISTRATION

The Plan shall be administered by the Committee. The Committee shall have the authority to interpret the provisions of the Plan and decide all questions and settle all disputes which may arise in connection with the Plan, all in the sole exercise of its discretion. The Committee may establish operative and administrative rules and procedures in connection therewith, and may provide the delegation of day-to-day administration to the Company's officers, provided that such procedures are consistent with the requirements of Section 503 of ERISA. All interpretations, decisions and determinations made by the Committee or its delegate shall be final, conclusive and binding on all persons concerned. The Committee and the individual members thereof and its delegates shall be indemnified by the Company against any and all liabilities arising by reason of any act or failure to act made in good faith pursuant to the provisions of the Plan, including expenses reasonably incurred in the defense of any claim relating thereto.

Article 4

PARTICIPATION

4.1 **Participation.** Participants shall be those Employees who from time to time:

    a. are participants in the Qualified Plan, and

    b. either (i) are an Executive Officer on or after the Effective Date, or (ii) are both selected by the Committee as a Participant and who are "management" or "highly compensated" employees within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA.

4.2 **Termination of Participation.** A Participant's participation in the Plan shall end upon his Separation from Service with the Company for any reason or his ceasing to be an Employee eligible to participate under Section 4.1. In addition, the Committee may terminate a Participant's participation in the Plan, but such termination shall not reduce the obligation of the Company to any Participant below the amount to which he would be entitled under the Plan as in effect immediately prior to such termination of participation if his Employment with the Company were then terminated.

Article 5

PLAN BENEFITS

5.1 **Amount of Plan Benefit.** A Participant who becomes vested pursuant to Article 6 shall be entitled to a lump sum benefit that is the Actuarial Equivalent lump sum, calculated as of the payment date provided in Section 5.3, of the difference between (a) and (b), where:

   a. single life annuity payable at the Participant's Normal Retirement Date or, if later, at the Participant's Separation from Service, determined under the provisions of Section 3.1 of the Qualified Plan, but (i) substituting the Participant's Total Compensation determined under this Plan for the Participant's "Compensation" determined under the Qualified Plan, (ii) ignoring any limitations under Code section 415 or 401(a)(17), and (iii) taking into account only Total Compensation and service through the date the Participant's participation in the Plan is terminated; and

   b. the Participant's Qualified Plan Benefit.

5.2 **Form of Payment.** The form of payment shall be a single lump sum that is the Actuarial Equivalent of the Plan Benefit described in Section 5.1.

5.3 **Time of Payment.** Benefit payments will be made on the date which is 6 months and 1 day after the date of the Participant's Separation from Service as determined under section 409A of the Code.

Article 6

VESTING

6.1 **Full Vesting.** A Participant who commences participation in the Plan on the Effective Date shall become fully vested on December 31, 2013, provided he is an Employee on such date (or, if earlier, upon death or Disability while an Employee). Each other Participant shall become fully vested upon the earliest of:

     a. death;

     b. Disability, or

     c. the third anniversary of his commencement of participation in the Plan, provided he is an Employee on such date.

6.2 **Separation from Service.** A Participant who experiences a Separation from Service with the Company before he satisfies the conditions stated in Section 6.1 shall not be entitled to any benefits hereunder.

6.3 **Change in Control.** Upon a Change in Control, Article 7 shall become operative to override the provisions of Sections 6.1 and 6.2.

Article 7

CHANGE IN CONTROL

7.1 **Additional Retirement Security.** Upon a Change in Control, the provisions of this Article 7 shall become operative and shall supersede any conflicting provisions in the Plan.

7.2 **Participation Frozen.** No new Participants shall be admitted to participation after the occurrence of the Change in Control.

7.3 **Accelerated Vesting.** Each Participant in the employ of the Company on the date of the Change in Control shall become 100% vested in his Plan Benefit.

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Article 8

FORFEITURE OF BENEFITS

To the extent permitted by applicable law and notwithstanding anything in the Plan to the contrary, a Participant who acts in a manner prejudicial to the interests of the Company shall forfeit his rights to benefits under the Plan. A Participant shall be deemed to have acted in a manner prejudicial to the interests of the Company if, at any time within one (1) year after Separation from Service, the Participant engages in any activity in competition with any business activity of the Company, or inimical, contrary or harmful to the interests of the Company, including, but not limited to:

    (i) conduct related to the Participant's employment for which either criminal or civil penalties may be sought against the Participant,

    (ii) violation of Company policies, including, without limitation, the Company's personnel and insider trading policies,

    (iii) accepting employment that is in competition with or acting against the interests of the Company,

    (iv) employing or recruiting any present, former or future employee of the Company,

    (v) disclosing or misusing any confidential information or material concerning the Company, or

    (vi) participating in a hostile takeover attempt, tender offer or proxy contest.

If this Article 8, or any portion thereof, is held to be illegal, invalid, or unenforceable under present or future law, and not subject to reformation, then such provision shall be fully severable, and the remaining provisions of the Plan shall remain in full force and effect and shall not be affected by the severed provision or by its severance.

Article 9

AMENDMENT OR TERMINATION

      The Company intends the Plan to be permanent but reserves the right to amend or terminate the Plan upon action of the Committee. Any amendment approved by the Committee must be in writing and be executed by an officer of the Company authorized to take such action. No amendment or termination shall directly or indirectly deprive any current or former Participant or beneficiary of all or any portion of any benefit payment which has commenced prior to the effective date of such amendment or termination or which could be payable if the Participant terminated employment for any reason, including death, immediately prior to the effective date such amendment or termination. Notwithstanding any other provision of the Plan, in the event of Plan termination, vested benefits shall be distributed to Participants in lump sum payments as soon as permitted under Treas. Reg. § 1.409A-3(j)(4)(ix).

Article 10

CLAIMS PROCEDURES

10.1 **General.** Any claim for benefits under the Plan shall be filed by the Participant or beneficiary (claimant) of the Plan on the form prescribed for such purpose with the Committee, or in lieu thereof, by written communication which is made by the claimant's authorized representative in a manner reasonably calculated to bring the claim to the attention of the Committee.

10.2 **Denials.** If a claim for a Plan benefit is wholly or partially denied, notice of the decision shall be furnished to the claimant by the Committee within a reasonable period of time after receipt of the claim by the Committee.

10.3 **Notice.** Any claimant who is denied a claim for benefits shall be furnished written notice setting forth:

    a. the specific reason or reasons for the denial;

    b. specific reference to the pertinent Plan or provision upon which the denial is based;

    c. a description of any additional material or information necessary for the claimant to perfect the claim; and

    d. an explanation of the Plan's claim review procedure.

10.4 **Appeals Procedure.** To appeal the denial of a claim, a claimant or his duly authorized representative:

    a. may request a review by written application to the Company's Board of Directors, or its designate, not later than sixty (60) days after receipt by the claimant of written notification of denial of claim;

    b. may review pertinent documents; and

    c. may submit issues and comments in writing.

10.5 **Review.** A decision on review of a denied claim shall be made not later than sixty (60) days after receipt of a request for review, unless special circumstances require an extension of time for processing, in which case a decision shall be rendered within a reasonable period of time, but not later than 120 days after receipt of a request for review. The decision on review shall be in writing and shall include the specific reason(s) for the decision and the specific reference(s) to the pertinent Plan provisions on which the decision is based.

10.6 **Arbitration.** Any controversy or claim arising under or relating to a claim for benefits under the Plan shall be resolved by binding arbitration in accordance with the rules and procedures of the American Arbitration Association. The Plan shall not be required to submit any such claim or controversy until the claimant has first exhausted the procedures described in Section 10.5 although the Committee may voluntarily do so at any point in processing an appeal from a prior claim denial or other disputed benefit determination.

The costs of any such arbitration shall be borne equally by the Company and the claimant. Each party shall be responsible for its own legal expenses. The decision of the arbitrator shall be final and binding on all parties and judgment on the arbitrator's award may be entered in any court of competent jurisdiction.

Article 11

GENERAL PROVISIONS

11.1 **Plan Not Funded.** The Plan is intended to be and shall be construed and administered as an employee pension benefit plan under Section 3(2)(A) of ERISA which is unfunded and maintained by the Company solely to provide deferred compensation to a "select group of management or highly compensated employees" within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. The obligation of the Company to make payments under the Plan constitutes nothing more than an unsecured promise of the Company to make such payments. No Participant, beneficiary or any other person shall have any interest in any particular assets of the Company by reason of the right to receive a benefit under the Plan and any such Participant, beneficiary or other person shall have only the rights of a general unsecured creditor of the Company with respect to any rights under the Plan. Kadant Inc.., in its sole discretion, may create one or more trusts to hold assets of the Plan and to provide for the payment of benefits. Kadant Inc. shall be the owner of each trust and the trust corpus shall be subject to the claims of general creditors in the event of the bankruptcy or insolvency of Kadant Inc. The trusts shall contain such other terms and conditions as Kadant Inc. may deem necessary or advisable to ensure that benefits are not includable, by reason of the trusts, in the income of trust beneficiaries prior to actual distribution and that the existence of the trusts does not cause the Plan to be considered "funded" for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended.

11.2 **No Guaranty of Benefits.** Nothing contained in the Plan shall constitute a guaranty by the Company or any other entity or person that the assets of the Company will be sufficient to pay any benefit hereunder.

11.3 **No Enlargement of Employee Rights.** No Participant or beneficiary shall have any right to a benefit under the Plan except in accordance with terms of the Plan. Establishment of the Plan shall not be construed to give any Participant the right to be retained in the service of the Company.

11.4 **Spendthrift Provision.** No interest of any person or entity in, or right to receive a benefit under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a benefit be taken, either voluntarily or involuntarily, for the satisfaction of the debts or other obligations or claims against, such person or entity, including claims for alimony, support, separate maintenance and claims in bankruptcy proceedings.

11.5 **Applicable Law.** Subject to ERISA to the extent applicable, the provisions of this Plan shall be construed and administered under the laws of the Commonwealth of Massachusetts, without regard to its conflicts of laws and principles.

11.6 **Incapacity of Recipient.** If any person entitled to a benefit payment under the Plan is deemed by the Company to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until claim therefor shall have been made by a duly appointed guardian or other legal representative of such person, the Company may provide for such payment or any part thereof to be made to any other person or institution than contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan thereof.

11.7 **Corporate Successors.** The Plan shall not be automatically terminated by a transfer or sale of assets of the Company.

11.8 **Taxes**. The Company shall withhold from any distribution made under the Plan or from other compensation payable to the Participant such amount or amounts as may be required for purposes of complying with the tax withholding provisions of the Code or any applicable State, local or other law. For each Plan Year, arrangements satisfactory to the Company (including withholding from other compensation payable to the Participant) shall be made for the payment of the Participant's share of employment or other similar taxes payable with respect to contributions hereunder.

11.9 **Section 409A**. The Plan is intended to comply with the requirements of section 409A of the Code and shall be interpreted and construed consistently with such intent. In the event the terms of the Plan would subject any Participant or beneficiary to taxes or penalties under section 409A of the Code ("409A Penalties"), the Company may amend the terms of the Plan to avoid such 409A Penalties, to the extent possible. Notwithstanding the foregoing, under no circumstances shall the Company be responsible for any taxes, penalties, interest or other loses or expenses incurred by a Participant or other person due to any failure to comply with section 409A of the Code.

IN WITNESS WHEREOF, the Company has caused the Plan to be executed by its duly authorized representative this 10th day of March, 2011.

KADANT INC.

By: /s/ Thomas M. O'Brien

Title: Executive Vice President & Chief
Financial Officer

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